YPW



17018178

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

JUL 03 2017

Washington DC 408

SEC FILE NUMBER
8-51370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W Adams St. FL 9
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger (312) 432-5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams Ltd.
(Name – if individual, state last, first, middle name)

455 N. Cityfront Plaza Dr., Suite 1500	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RHS

OATH OR AFFIRMATION

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJM Investments, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
ALYSSA STENSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES AUG. 02, 2020

Signature

FinOp

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEAR ENDED DECEMBER 31, 2016

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEAR ENDED DECEMBER 31, 2016

CONTENTS

Report of Independent Registered Public Accounting Firm

Members
TJM Investments, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC (an Illinois limited liability company) and Subsidiary (the Company) as of December 31, 2016, and the related consolidated statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TJM Investments, LLC and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to the possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 1, 2017, except for Notes 5 and 8 to the consolidated financial statements and the Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934, as to which the date is March 23, 2017

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2016	
ASSETS	
Current assets:	
Cash	$ 330,756
Due from broker	123,534
Due from employees	99,377
Due from other	10,405
Prepaid expenses	88,719
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000	1,334,256
Deposits with clearing organizations and others	2,597,914
Security deposits	29,232
Total assets	$ 4,614,193
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 2,103,008
Due to affiliates	513,100
Note payable to member	900,000
Total liabilities	3,516,108
Members' capital:	
Controlling interest	1,097,511
Noncontrolling interest in subsidairy	574
Total members' capital	1,098,085
Total liabilities and members' capital	$ 4,614,193

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2016	
Revenue:	
Commissions and incentive fees	$ 20,171,417
Service income	725
Other income	10,613
Interest income	587
Total revenue	20,183,342
Operating expenses:	
Employee compensation and related benefits	9,700,705
Commission expenses	2,157,637
Execution expenses	839,085
Exchange and regulatory fees	1,068,936
Interest expense	123,851
Management fees	1,425,000
Professional and other fees	133,061
Research and registration	716,422
Rent and occupancy	233,023
Other operating expenses	4,228,969
Total operating expenses	20,626,689
Net loss before noncontrolling interest in subsidiary	$ (443,347)
Net loss attributable to noncontrolling interest in subsidiary	13,575
Net loss attributable to the Company	(429,772)

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Noncontrolling interest in subsidiary	Controlling interest	Members' capital
Balance, December 31, 2015		$ 1,654,182	$ 1,654,182
Net loss	$ (13,575)	(429,772)	(443,347)
Member contributions	14,149		14,149
Member distributions		(126,899)	(126,899)
Balance, December 31, 2016	$ 574	$ 1,097,511	$ 1,098,085

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year end December 31, 2016	
Note payable to member	$ 900,000
Secured demand notes subordinated for claims of general creditors	1,500,000
Balance, beginning of year	2,400,000
Increase/(decrease) in subordinated notes	-
Balance, end of year	$2,400,000

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2016	
Operating activities:	
Net loss	$ (429,772)
Adjustments to reconcile above to cash provided by operating activities:	
Loss attributable to noncontrolling interest in subsidiaries	(13,575)
(Increase) decrease in operating assets:	
Due from broker	526,644
Due from employees	83,303
Due from other	11,344
Due from parent	13,898
Prepaid expenses	(45,116)
Receivable from broker-dealers and clearing organizations	(428,269)
Security deposits	(23,232)
Deposits with clearing organizations and others	(410,299)
Increase in operating liabilities:	
Accounts payable and accrued expenses	348,974
Due to affiliates	409,581
Cash provided by operating activities	43,481
Financing activities:	
Member distributions	(126,899)
Member contributions	14,149
Cash used in financing activities	(112,750)
Decrease in cash	(69,269)
Cash:	
Beginning of year	400,025
End of year	$ 330,756

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is an approximately 95%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC), the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046. As a limited liability company, each member's liability is limited to the capital invested.

During 2016, the Company began business operations in the United Kingdom (U.K.) through TJM Europe, L.L.P (Europe), a U.K. subsidiary. The Company owns 100% of TJM International Ltd, which owns 85% of Europe. Europe introduces customers to the Company and Europe earns introduction fees based on the clients and trades introduced.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of consolidation:

The consolidated financial statements include the accounts of TJM Investments, LLC and its wholly-owned subsidiary, TJM International Ltd. All significant intercompany balances and transactions have been eliminated.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from broker-dealers and clearing organizations:

Receivable from broker-dealers and clearing organizations are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivable from broker-dealers and clearing organizations.

Income taxes:

TJM Investments, LLC is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. TJM Investments, LLC prepares its income tax returns on the cash basis.

2. Related party transactions

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $513,100 at December 31, 2016.

The Company is managed by TJM Holdings, LLC, it is approximately 95%-owned parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter and are typically paid monthly. Total management fees for the year ended December 31, 2016 were $1,425,000.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable

The Company had $2,400,000 in borrowings subordinated to claims of general creditors at December 31, 2016, which consist of a $900,000 subordinated loan from a member maturing on March 31, 2018 with a stated rate of interest of 6% per annum. No principle payments will be made until the note matures. Interest expense was $54,000 for the year ended December 31, 2016. No interest was unpaid on the note as of December 31, 2016.

Subordinated member borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable (continued)

The Financial Industry Regulatory Authority (FINRA), the Company's Designated Self-Regulatory Organization, has approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the notes cannot be repaid if such repayments will cause the Company to fail to meet the financial requirements established by the SEC.

4. Off-balance-sheet credit and market risk

During the year ended December 31, 2013, the Company entered into several subordinated borrowing arrangements with members by execution of secured demand notes. The secured demand notes entered into range from $300,000 to $600,000 with stated interest rates at 4% per annum. The maturity dates of these notes range from April 30, 2018 through April 30, 2019. The company has $1,500,000 in secured demand note borrowings subordinated to the claims of general creditors at December 31, 2016.

Subordinated member borrowings are available in computing net capital under the minimum net capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There is no interest expense accrued, but unpaid to the members for the year ended December 31, 2016.

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

On March 20, 2017, the Company discovered that previously issued financial statements included $194,349 held in offshore bank accounts as allowable assets related to the computation of net capital under rule 15c3-1. The Company determined that $194,349 should be treated as nonallowable assets in the computation. As a result, the Company's excess net captial decreased by this amount. The previoulsy issued statements disclosed net capital of $2,130,848, which was $1,956,441 in excess of its required net capital of $174,407 at December 31, 2016. The adjustment to this computation at Dececmber 31, 2016 revises the net capital to $1,936,499, which was $1,762,092 in excess of its required net capital of $174,407. At December 31, 2016, the Company's net capital ratio was 1.3509 to 1.

6. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. There were no amounts held in excess of federally insured limits at December 31, 2016. The Company has not experienced any losses in such account. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Commitments and related party leases

The Company leases its Chicago facilities from an affiliated company under a month-to-month operating lease agreement. The Company also rents office space under month-to-month operating lease agreements in New York.

Rent expense charged to operations was $233,023 for the year ended December 31, 2016.
Rent expense paid to the affiliated company was $90,000 for the year ended December 31, 2016.

8. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2016, the financial statement date, through March 23, 2017, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

TJM INVESTMENTS, LLC AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2016		
Total members' capital		$ 1,098,085
Additions:		
Liabilities subordinated to claims of general creditors		2,400,000
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 1,139,504	
Amounts held in offshore bank accounts	194,349	
Due from employees	99,377	
Due from other	10,405	
Prepaid expenses	88,719	
Security deposits	29,232	1,561,586
Net capital		1,936,499
Minimum net capital requirement		174,407
Excess net capital		$ 1,762,092
Ratio of aggregate indebtedness to net capital		1.3509 to 1
Reconciliation with the Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,936,499

TJM INVESTMENTS, LLC AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2016

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

ORBA
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Members
TJM Investments, LLC and Subsidiary

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) TJM Investments, LLC and Subsidiary (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 1, 2017

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

Members
TJM Investments, LLC and Subsidiary

In planning and performing our audit of the consolidated financial statements of TJM Investments, LLC and Subsidiary (the Company) as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, our study does not include consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

> The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016 to meet the CFTC's objectives.

This report is intended solely for the information and use of the members, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 1, 2017

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Members
TJM Investments, LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by TJM Investments, LLC and Subsidiary (the Company) and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger], noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments, noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 1, 2017



COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2016

The Company does not clear securities transactions or take possession or control of securities for Customers, and therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company met the exemption provision of Rule 15c3-3(k)(2)(ii) during the fiscal year without exception.

Colleen Risinger
TJM Investments, LLC

318 West Adams, Suite 900 Chicago, IL 60606
Telephone: 312.432.5100 Fax: 312.432.4499